

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 9, 2017

Mr. Gabriel Dalporto
Chief Financial Officer
LendingTree, Inc.
11115 Rushmore Drive
Charlotte, North Carolina 28277

> **Re:** **LendingTree, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2017**
> **Filed July 28, 2017**
> **File No. 001-34063**

Dear Mr. Dalporto:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2017

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

1. We note the continual increases in mortgage and non-mortgage revenues and comparable increases in related selling and marketing expenses. We also note that revenues from each of the non-mortgage products in the aggregate exceeded mortgage product revenues in each of the first two quarters of fiscal 2017. Please tell us and revise future filings to discuss the relationship between incremental selling and marketing costs for each mortgage and non-mortgage product and their respective revenues for the periods presented.

Mr. Gabriel Dalporto
LendingTree, Inc.
August 9, 2017
Page 2

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Marc Thomas, Senior Staff Accountant, at (202) 551-3452, or me at (202) 551-3752 with any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services